Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is an e-mail message sent to all employees of BHP Billiton, by Marius Kloppers, Chief Executive Officer of BHP Billiton, with a link to the news release, dated February 6, 2008, previously filed.

To: All BHP Billiton Employees

BHP Billiton Interim Results Ended 31 December 2007 and BHP Billiton Offer for Rio Tinto

A short time ago we announced our Interim Financial Results for the half year ended 31 December 2007. We also announced an offer to acquire all of the shares in Rio Tinto Limited and Rio Tinto plc.

As you know, in November last year we released details of a proposal to Rio Tinto’s Board to combine our two companies and asked them to discuss the proposal with us. Since then many shareholders have told us that they clearly understood the compelling logic of the combination.

Rio Tinto asked the UK Takeover Panel to compel us to make our intentions clear and on 21 December the Panel imposed a deadline of 6 February 2008 by which date we were required to make either an offer for Rio Tinto or to ‘walk away’.

The Board of BHP Billiton has now announced an offer of 3.4 BHP Billiton shares for each Rio Tinto share. If successful, the combination of these great institutions will create a company without peer in the resources sector – a minerals industry super major.

Today’s offer is the start of a lengthy process due to the many regulatory requirements imposed on us across several jurisdictions. The necessary regulatory clearances are not expected to be obtained until the second half of 2008.

Each one of us now has a critical role to play to ensure the ongoing success of our company, and thereby the best chance of succeeding with our offer, and that is to stay focused on the safe running of our business.

Today’s Interim Results again demonstrate our success in growing the business to meet demand for our commodities and I will have more to say about those Results in this Friday’s edition of Resourceful Minds.

I would like to thank you all for your efforts and to again urge you to keep safety at the forefront of your minds – at work and at home. As I have said before, we can never be truly successful until each member of the BHP Billiton family can work without harm.

You can access a copy of our Results announcement at http://bhpbilliton.net/default.asp?content=repository/companyInfo/news/mergedNews/Detail.asp&Year=2008&MonthNumber=02&itemId=7478.

Marius Kloppers

Chief Executive Officer

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.